SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ACTIVISION BLIZZARD, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

00507V109

(CUSIP Number)

ASAC II LP

c/o Northern Trust Private Equity Administration

Department 2008

801 South Canal

Chicago, Illinois 60607

(312) 557-5687

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	Page 2 of 15 pages

1.	NAME OF REPORTING PERSON ASAC II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 695,291,745 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 3 of 15 pages

1.	NAME OF REPORTING PERSON ASAC II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 695,291,745 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 4 of 15 pages

1.	NAME OF REPORTING PERSON Robert A. Kotick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 6,092,827 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 6,092,827 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,060,869
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 979,731 shares and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 1,076,598 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership, and 4,800 shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as custodian of a UTMA account for the benefit of Mr. Kotick’s minor relative, as to which Mr. Kotick disclaims beneficial ownership.

(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)	Based on 699,323,443 shares of Common Stock outstanding, which includes 695,291,745 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

CUSIP No. 00507V109	Page 5 of 15 pages

1.	NAME OF REPORTING PERSON Brian G. Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,883,905 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 2,883,905 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,851,947
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2006 Irrevocable Trust, of which Mr. Kelly is trustee, 210,962 shares and 35,370 restricted stock units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 666,884 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 860,291 shares and 14,181 options to purchase shares of Common Stock are held in the 45121I Trust, of which Mr. Kelly is the trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 350,754 shares and 262,998 options to purchase shares of Common Stock are held directly by Mr. Kelly.

(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)	Based on 695,604,294 shares of Common Stock outstanding, which includes 695,291,745 shares of Common Stock outstanding, 35,370 shares of Common Stock represented by restricted share units held by the Brian G. Kelly 2012 Annuity Trust scheduled to vest within 60 days, 14,181 shares of Common Stock represented by options held by 45121I Trust and 262,998 shares of Common Stock represented by options held by Mr. Kelly.

Page 6 of 15 pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.00001 par value (the “Common Stock”), of Activision Blizzard, Inc., a Delaware corporation (“Activision” or the “Issuer”). The principal executive offices of the Issuer are located at 3100 Ocean Park Boulevard, Santa Monica, CA 90405.

ITEM 2.	Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of ASAC II LP, an exempted limited partnership established under the laws of the Cayman Islands (“ASAC”), ASAC II LLC, a Delaware limited liability company (“ASAC GP”), Robert A. Kotick (“RAK”) and Brian G. Kelly (“BGK”). ASAC, ASAC GP, RAK and BGK are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) – (c)

ASAC is an exempted limited partnership established under the laws of the Cayman Islands, the principal purpose of which is to hold shares of the Common Stock. The principal place of business and the principal office address of ASAC is c/o Northern Trust Private Equity Administration, Department 2008, 801 South Canal, Chicago, Illinois 60607.

ASAC GP is a Delaware limited liability company, the principal purpose of which is to be the general partner of ASAC. The principal place of business and the principal office address of ASAC GP is c/o Northern Trust Private Equity Administration, Department 2008, 801 South Canal, Chicago, Illinois 60607.

RAK is President and Chief Executive Officer of the Issuer. The principal address of the Issuer is located at 3100 Ocean Park Boulevard, Santa Monica, CA 90405, and the principal business of the Issuer is worldwide online, personal computer, video game console, handheld, and mobile game publishing.

BGK is Chairman of the Board of Directors of the Issuer. The principal address of the Issuer is located at 3100 Ocean Park Boulevard, Santa Monica, CA 90405, and the principal business of the Issuer is worldwide online, personal computer, video game console, handheld, and mobile game publishing.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 15 pages

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On July 25, 2013, ASAC, Vivendi S.A. (“Vivendi”) and Activision entered into a stock purchase agreement (the “Stock Purchase Agreement”) in which, among other things, ASAC agreed to purchase 171,968,042 shares of Common Stock (the “Shares”) from Vivendi for approximately $2.34 billion in cash or $13.60 per share. The Stock Purchase Agreement is incorporated as Exhibit A hereto by reference to Exhibit 2.01 to the Issuer’s Report on Form 8-K dated July 26, 2013 and filed with the Securities and Exchange Commission on July 26, 2013 and any description thereof is qualified in its entirety by reference thereto. The transactions contemplated under the Stock Purchase Agreement were completed on October 11, 2013.

ASAC used equity investments from its partners of $1.623 million and debt financing of $643 million to purchase the Shares. On October 11, 2013, ASAC entered into (i) a loan agreement with JPMorgan Chase Bank, N.A., London Branch and the several lenders from time to time a party thereto and (ii) a loan agreement with Merrill Lynch International, Merrill Lynch Professional Clearing Corp. and the several lenders from time to time a party thereto to secure debt financing, in the amounts of $429 million and $214 million, respectively. The loan agreements are incorporated as Exhibit B and Exhibit C hereto and any description thereof is qualified in its entirety by reference thereto. The loans are secured by the Shares and will mature on October 11, 2017.

ITEM 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares of Common Stock reported herein for investment purposes. RAK and BGK are members of the Issuer’s Board of Directors, and RAK is the Issuer’s President and Chief Executive Officer.

In connection with the purchase of the Shares, Activision, ASAC and, for the limited purposes set forth therein, RAK and BGK, entered into a stockholders agreement, dated October 11, 2013 (the “Stockholders Agreement”). The Stockholders Agreement is incorporated as Exhibit D hereto and any description thereof is qualified in its entirety by reference thereto. The Stockholders Agreement provides for a standstill that will prohibit ASAC and its controlled affiliates from, among other things, acquiring additional shares of Common Stock, calling a meeting of Activision’s stockholders, initiating any stockholder proposal for action by Activision’s stockholders or engaging in the “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any of Activision’s voting securities, in each case from the date of the purchase of the Shares until six months after the time at which the percentage of shares of Common Stock held by ASAC and any member of a group with ASAC and RAK and BGK, divided by the total number of shares of Common Stock issued and outstanding, falls below 5% of the issued and outstanding shares of Common Stock (subject to certain exceptions set forth in the Stockholders Agreement).

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other

Page 8 of 15 pages

material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 695,291,745 shares of Common Stock outstanding after the completion of the transactions described in this Schedule 13D as provided by the Issuer.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 171,968,042 shares of Common Stock, which constitutes approximately 24.7% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 171,968,042 shares of Common Stock, which constitutes approximately 24.7% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, the controlling person of 1011 Foundation, Inc. and the custodian of the Eli Sporn UTMA account, RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 178,060,869 shares of Common Stock, which constitutes 25.5% of the outstanding shares of Common Stock, which for purposes of this calculation includes 695,291,745 shares of Common Stock outstanding after the completion of the transactions described in this Schedule 13D as provided by the Issuer, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc. or the Eli Sporn UTMA account.

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2006 Irrevocable Trust (“2006 Kelly Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), trustee of the 45121I Trust, custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,851,947 shares of Common Stock, which constitutes 25.1% of the outstanding shares of Common Stock, which for purposes of this calculation includes 695,291,745 shares of Common Stock outstanding after the completion of the transactions described in this Schedule 13D as provided by the Issuer, 35,370 shares represented by restricted share units held by 2012 Kelly Trust scheduled to vest within the next 60 days, 14,181 shares of Common Stock represented by options held by 45121I Trust and 262,998 shares of Common Stock represented by options held by BGK. BGK disclaims beneficial ownership of any shares of Common Stock held by 45121I Trust, Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

Page 9 of 15 pages

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,011,429 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 1,076,598 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person, and 4,800 shares of Common Stock held by the Eli Sporn UTMA account, of which RAK is the custodian.

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2006 Kelly Trust, of which BGK is trustee, 246,332 shares of Common Stock held by 2012 Kelly Trust, of which BGK is grantor, 666,884 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 874,472 shares of Common Stock held by 45121I Trust, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 613,752 shares of Common Stock held by BGK directly.

(c) On each of September 1, 2013 and October 1, 2013, 34,350 restricted stock units held by 10122B Trust vested. As allowed under the terms of RAK’s restricted share unit agreement, the Issuer withheld 17,924 of the shares of Common Stock otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On each of September 1, 2013 and October 1, 2013, 17,685 restricted stock units held by 2012 Kelly Trust vested. As allowed under the terms of BGK’s restricted share unit agreement, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

Page 10 of 15 pages

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

Stockholders Agreement

The Stockholders Agreement, provides for, among other things, certain registration rights for ASAC and also imposes certain restrictions on the transfer of ASAC’s (and its controlled affiliates’) shares of Common Stock and its acquisition of additional shares of Common Stock, subject to the terms and conditions set forth therein.

The Stockholders Agreement provides that, prior to the end of the twelve-month period following the purchase of the Shares, and thereafter during any regularly scheduled black-out period of the Issuer or any other trading black-out declared by the Issuer pursuant to its insider trading policies, ASAC and its controlled affiliates are prohibited from transferring or announcing any intention to transfer their shares of Common Stock without the prior written consent of the majority of the members of the board of directors of Activision not affiliated with ASAC, subject to certain exceptions set forth in the Stockholders Agreement (including to sell shares to pay off debt).

The Stockholders Agreement also provides that at any time at which the percentage of shares of Common Stock held by ASAC, any member of a group with ASAC and RAK and BGK, divided by the total number of shares of Common Stock issued and outstanding, exceeds 24.7%, RAK and BGK will vote any shares in excess of 24.7% (other than shares of Common Stock held by ASAC) in a manner proportionally consistent with the vote of the share of Common Stock not owned by ASAC, RAK or BGK or in accordance with the recommendation, if any, of a majority of the members of the board of directors of Activision unaffiliated with ASAC, RAK or BGK.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement incorporated as Exhibit D hereto.

Amended and Restated Limited Partnership Agreement

ASAC GP and each of the limited partners of ASAC entered into an amended and restated limited partnership, dated October 11, 2013 (the “LPA”), which sets forth the terms and provisions of the partnership. The LPA is incorporated as Exhibit E hereto and any description thereof is qualified in its entirety by reference thereto. Under the terms of the LPA, ASAC GP is authorized to administer the affairs of ASAC, including the voting and disposition of shares of Common Stock, subject to certain restrictions set forth therein. The LPA restricts ASAC from owning more than 25% of the outstanding shares of Common Stock. Under the terms of the LPA, ASAC will be terminated and its affairs shall be wound up at the earlier of (i) the election of ASAC GP, (ii) the fourth anniversary of the purchase of the

Page 11 of 15 pages

Shares, (iii) the election for termination by the limited partners if certain events occur and (iv) any other event which would cause commencement of winding up or dissolution of ASAC under the laws of the Cayman Islands (except as otherwise provided in the LPA). Upon the termination and winding up of ASAC, ASAC GP will distribute the shares of Common Stock to its partners after paying all outstanding indebtedness and fees and expenses of ASAC. Under the terms of the LPA, ASAC is prohibited from selling the shares of Common Stock except for the purpose of paying outstanding indebtedness and fees and expenses of ASAC.

The partners of ASAC made capital contributions to ASAC in return for the following preferred and common interests in ASAC:

Percentage Interests in ASAC II LP

	Preferred	Class A Common	Class B Common	Class C Common	Class D Common
ASAC GP	5.585%	35.000%	17.500%	20.000%	25.000%
Limited Partners	94.415%	65.000%	82.500%	80.000%	75.000%

Upon the commencement of the winding up of ASAC no later than the fourth anniversary of the consummation of the transactions contemplated by the Stock Purchase Agreement, and upon the repayment of the bank loans and the payment of due provision for any other liabilities of ASAC, the remaining shares of Activision Blizzard common stock held by ASAC will be distributed to the partners (based on the average closing price of shares of Activision Blizzard common stock over the 15 trading days immediately preceding the distribution date) in the following order of priority:

•	first, until the Preferred Return Threshold (defined below) has been met, to the partners pro rata in accordance with their respective percentage interests in respect of the Preferred Interests;

•	second, until the First Return Threshold (defined below) has been met, to the partners pro rata in accordance with their respective percentage interests of the Class A Common Interests;

•	third, until the Second Return Threshold (defined below) has been met, to the partners pro rata in accordance with their respective percentage interests in respect of Class B Common Interests;

•	fourth, until the Third Return Threshold (defined below) has been met, to the partners pro rata in accordance with their respective percentage interests in respect of Class C Common Interests; and

Thereafter, to the partners pro rata in accordance with their respective percentage interests in respect of the Class D Common Interests.

The distribution thresholds are defined as follows:

•	“Preferred Return Threshold” means, with respect to any partner, (a) the receipt of distributions by such partner in respect of its Preferred Interests that yields an internal rate of return of 7.0% on such partner’s capital contribution for its Preferred Interests, accruing from and including the date of the closing of the transactions contemplated by the Stock Purchase Agreement to but not including the date the last of such distributions is made, and (b) after the distributions under clause (a) have been made, the return to such partner of its capital contribution for its Preferred Interests.

Page 12 of 15 pages

•	“First Return Threshold” means (a) the receipt of distributions by the partners in respect of their Preferred Interests and Common Interests that yield an internal rate of return of 12% on the partners’ aggregate capital contributions for their Preferred Interests, accruing from and including the date of the closing of the transactions contemplated by the Stock Purchase Agreement to but not including the date the last of such distributions is made, and (b) after the distributions under clause (a) have been made, the return to each partner of its capital contribution for its Class A Common Interests.

•	“Second Return Threshold” means (a) the receipt of distributions by the partners in respect of their Preferred Interests and Common Interests (excluding the return of each partner’s capital contribution for its Class A Common Interests) that yield an internal rate of return of 18.0% on the partners’ aggregate capital contributions for their Preferred Interests, accruing from and including the date of the closing of the transactions contemplated by the Stock Purchase Agreement to but not including the date the last of such distributions is made, and (b) after the distributions under clause (a) have been made, the return to each partner of its capital contribution for its Class B Common Interests.

•	“Third Return Threshold” means (a) the receipt of distributions by the partners in respect of their Preferred Interests and Common Interests (excluding the return of each partner’s capital contributions for its Class A Common Interests and Class B Common Interests) that yield an internal rate of return of 22.0% on the partners’ aggregate capital contributions for their Preferred Interests, accruing from and including the date of the closing of the transactions contemplated by the Stock Purchase Agreement to but not including the date the last of such distributions is made, and (b) after the distributions under clause (a) have been made, the return to each partner of its capital contribution for its Class C Common Interests.

The foregoing description of the LPA is qualified in its entirety by reference to the full text of the LPA.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Stock Purchase Agreement, incorporated by reference to Exhibit 2.1 to Activision Blizzard Inc.’s Report on Form 8-K dated July 26, 2013 and filed with the Securities and Exchange Commission on July 26, 2013

Exhibit B – Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., London Branch*

Exhibit C – Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto, Merrill Lynch International and Merrill Lynch Professional Clearing Corp.*

Exhibit D – Stockholders Agreement, dated as of October 11, 2013, among Activision Blizzard, Inc., ASAC II LP and, for limited purposes set forth therein, Robert A. Kotick and Brian G. Kelly

Page 13 of 15 pages

Exhibit E – Amended and Restated Agreement of Limited Partnership of ASAC II LP, dated October 11, 2013

Exhibit F – Agreement pursuant to Rule 13d–1(k)

*Certain portions of these exhibits have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 21, 2013	ASAC II LP
By: ASAC II LLC
Its: General Partner

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly

Page 15 of 15 pages

EXHIBIT INDEX

Exhibit	Document Description

A	Stock Purchase Agreement, incorporated by reference to Exhibit 2.1 to Activision Blizzard Inc.’s Report on Form 8-K dated July 26, 2013 and filed with the Securities and Exchange Commission on July 26, 2013

B	Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., London Branch*

C	Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto, Merrill Lynch International and Merrill Lynch Professional Clearing Corp.*

D	Stockholders Agreement, dated as of October 11, 2013, among Activision Blizzard, Inc., ASAC II LP and, for limited purposes set forth therein, Robert A. Kotick and Brian G. Kelly

E	Amended and Restated Agreement of Limited Partnership of ASAC II LP, dated October 11, 2013

F	Agreement Pursuant to Rule 13d-1(k)

*Certain portions of these exhibits have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.